

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

September 8, 2017

Via E-Mail
Barry S. Sternlicht
Starwood REIT Advisors, L.L.C.
1601 Washington Avenue
Suite 800
Miami Beach, FL 33139

> Re: **Starwood Real Estate Income Trust, Inc.**
> **Draft Registration Statement on Form S-11**
> **Submitted August 11, 2017**
> **CIK No. 0001711929**

Dear Mr. Sternlicht:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. Please submit all written sales material proposed to be transmitted to prospective investors, orally or in writing, including that intended for broker-dealer use only. Please be aware that we will need time to review such material. In addition, note that sales material must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is not contained in or derived from the prospectus. For guidance, please refer to Item 19.D of Industry Guide 5. Please also

confirm that you will continue to provide us sales material prior to use for the duration of the registered offering.

3. Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase plan. We urge you to consider all the elements of your share repurchase plan in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. To the extent you are relying on Blackstone Real Estate Income Trust, Inc. (Letter dated September 12, 2016), Rich Uncles NNN REIT, Inc. (Letter dated December 21, 2016), Hines Global REIT II, Inc. (Letter dated April 26, 2017), or Black Creek Diversified Property Fund Inc. (Letter dated September 1, 2017) please provide us with an analysis as to how your plan is consistent with such relief. To the extent you have questions as to whether the plan is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division's Office of Mergers and Acquisitions at 202-551-3440.

4. We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets at 202-551-5777.

5. We note your disclosure on your prospectus cover page that purchase orders received from your sponsor, its affiliates and your directors and officers will count towards meeting the minimum offering requirement. Please revise to disclose the maximum amount of such possible purchases and that any such purchases will be for investment and not resale. Refer to Release No. 33-6455, Question 79 (Mar. 3, 1983).

6. Please provide us, on a supplemental basis, with your template for future NAV disclosures.

7. Please provide the disclosure required by Item 505 of Regulation S-K.

Prospectus Summary

What Competitive Strengths Does the Advisor Offer?, page 2

8. We note your disclosure on page 3 that "[d]uring the five years ended December 31, 2016, three real estate investment programs managed by Starwood Capital completed their operations, delivering an annualized return on investment of 14%, 21% and 8%,

respectively." We also note your disclosure on page A-7 that the prior programs to which these returns on investment relate do not have investment objectives similar to yours. Please remove the return information relating to these prior programs from the prospectus summary section.

Investment Guidelines, page 99

9. Please disclose the limit, if any, of the percentage of your assets that may be invested in real estate-related debt.

The Advisory Agreement

Term and Termination Rights, page 118

10. We note your disclosure on page 118 that in the event the Advisory Agreement is terminated, your Advisor will be entitled to receive its prorated management fee through the date of termination. Please also disclose here the fact that in the event the Advisory Agreement is terminated, the Special Limited Partner will receive a distribution of any accrued performance participation with respect to all Operating Partnership units as of the date of such termination.

Compensation, page 122

11. We note your disclosure that the management fee and performance participation interest may be paid, at your Advisor's or Special Limited Partner's election, in cash, Class I shares or Class I units, as applicable, and that you may repurchase such shares or units at a later date. Please disclose the price at which you will repurchase such shares or units to the extent you elect to repurchase such shares or units with cash.

Conflicts of Interest, page 133

12. Please expand your disclosure to provide insight into the size of the Other Starwood Account that holds four shopping malls in the United States, the European Hotel Account, and the Select Opportunistic Starwood Accounts. Please also clarify whether these accounts are included in the thirteen prior programs discussed in your Prior Performance disclosure.

Prior Performance, page 154

13. Please note that aggregate figures should be presented separately for public and non-public programs. Please revise your disclosure accordingly or tell us why you believe it is not material. Refer to Item 8.A.1 of Industry Guide 5.

14. We note your disclosure on page 154 that the information presented in this section excludes TRI Pointe Group, Inc., Starwood Waypoint Homes and separately managed accounts, co-investment accounts and other vehicles for which Starwood Capital does not have investment acquisition discretion unless otherwise noted. Please provide us your analysis of how you determined that these entities and accounts are not programs under Industry Guide 5.

Investments, page 155

15. Please revise to include the percentage of aggregate investments made by the prior programs and their related co-investment entities in real property (based on purchase prices) of new, used or construction properties, as applicable, or tell us why such disclosure is not necessary. Refer to Item 8.A.1 of Industry Guide 5.

Appendix A: Prior Performance Tables

16. We note from page 157 that the only prior program that closed in the last three years appears to be SOF X and the only prior programs that closed in the last five years appear to be Starwood European Real Estate Finance Limited, SOF IX and SOF X. Please tell us how you determined that it is appropriate to include Starwood Property Trust and Starwood European Real Estate Finance Limited in Table I. Please also tell us how you determined that it is appropriate to include Starwood Property Trust in Table III. Refer to Appendix II to Industry Guide 5.

17. We note that you consider Starwood Property Trust, Inc. to have a similar investment objective to yours. We also note that according to Starwood Property Trust, Inc.'s Form 10-K for the fiscal year ended December 31, 2016, that company sold an operating property in March 2015 that it had previously acquired from a CMBS trust. Please tell us why you have not presented Table V information for the sale of this property.

Table IV, page A-7

18. We note that you have presented average leverage over the duration of each prior program presented. We also note that Disclosure Guidance Topic No. 6, Staff Observations Regarding Disclosures of Non-Traded Real Estate Investment Trusts, suggests that median annual leverage should be presented in Table IV. Please revise your disclosure to present median annual leverage for each prior program presented or tell us why presenting average leverage over the duration of each prior program is appropriate.

Item 32. Sales to Special Parties, page II-1

19. We note your disclosure that Starwood Capital or one of its affiliates will invest an additional $4.8 million in Class I shares prior to the end of the escrow period. Please state the purchase price per share of such Class I shares to be purchased.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or Kristi Marrone, Staff Accountant at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 or me at (202) 551-3466 with any other questions.

Sincerely,

/s/ Coy Garrison

Coy Garrison
Special Counsel
Office of Real Estate and
Commodities

cc: Rosemarie A. Thurston, Esq. (Via E-Mail)
        Alston & Bird LLP